GIBSON, DUNN & CRUTCHER LLP
LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

__________

2029 Century Park East, Suite 4000 Los Angeles, California 90067

(310) 552-8500

December 16, 2004

VIA HAND DELIVERY AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-9

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention: Daniel Greenspan

Re:	Herbalife Ltd.
Registration Statement on S-1 originally filed October 1, 2004; declared effective December 15, 2004
File No. 333-119485

Dear Mr. Greenspan:

On behalf of Herbalife Ltd., f/k/a WH Holdings (Cayman Islands) Ltd., a Cayman Islands exempted limited liability company (the “Company”), we hereby provide to the staff of the Securities and Exchange Commission (the “Staff”) supplemental information related to the Company’s Registration Statement on Form S-1 originally filed with the Securities and Exchange Commission on October 1, 2004 and declared effective on December 15, 2004 (the “Registration Statement”) .  This letter articulates the reasons underlying the Company’s conclusion that despite the pricing of the Company’s initial public offering (the “Offering”) at $14.00 per share, or $0.50 per share less than the anticipated filing range of $14.50 per share to $16.50 per share, no material changes to the Company’s prospectus (the “Prospectus”) are required, and therefore no recirculation of the Prospectus is required.

                For your convenience, we also are forwarding, via courier, a copy of this letter to the Staff.

Impact to Use of Proceeds is Immaterial

Since the Offering priced at $14.00 per share, the gross proceeds to the Company from the Offering were approximately $20.3 million lower than they would have been had the offering priced at $15.50 per share, the midpoint of the Company’s anticipated pricing range.  The Company confirms that the impact of this amount is not material with regard to the Company’s stated Use of Proceeds from the Offering.  The $189.0 million gross proceeds raised by the Company in the Offering (which excludes amounts received by the Selling Shareholders in the Offering), together with a portion of the Company’s available cash, will allow the Company to successfully accomplish its recapitalization, as outlined in the Registration Statement, including the refinancing of the senior credit facility, the redemption of the 9 1/2% Notes, the tender offer for the 11 3/4% Notes and the Shareholders’ dividend.  We note and confirm that the “existing excess cash” number in the sources and uses table in the Registration Statement does not represent all of the Company’s available cash, and that the Company has sufficient additional cash on hand to cover the shortfall described above.  The Company confirms that it will make appropriate changes to its disclosure in the sources and uses table in the 424(b) prospectus it plans to file.  A draft of this table is attached to this letter.  Although the Company’s pro-forma cash balance as of September 30, 2004 has decreased as a result of the $14.00 price per share, the Company confirms that its anticipated pro-forma cash balance as of the closing date of the Offering (anticipated to occur on December 21, 2004) will be approximately $56 million, which is a sufficient level of cash to meet day to day operating cash requirements, in accordance with the Company’s prior disclosure in footnote number one to the Unaudited Pro Forma Condensed Consolidated Financial Statements.

Impact on the Company’s Strategy is Immaterial

The Company confirms that the shortfall described above is immaterial with regard to the Company’s operating strategy going forward, given the fact that the Company continues to generate significant cash from operations.

                We will follow up on this letter with a telephone call to the Staff, during which we will request confirmation that this supplemental information is satisfactory to the Staff.  Please contact me at (213) 229-7207, Michael B. Mayes at (310) 551-8800 or Jonathan K. Layne at (310) 552-8641 with any questions regarding the foregoing.

Very truly yours,

/s/ Rayan R. Joshi
Rayan R. Joshi

cc:	Brett R. Chapman, Esq., Herbalife Ltd.
Richard Goudis, Herbalife Ltd.
Jonathan K. Layne, Esq., Gibson, Dunn & Crutcher LLP

USE OF PROCEEDS

                                                We estimate that we will receive net proceeds of approximately $172.6 million from the sale of our common shares in this offering after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $200.9 million. The following table summarizes the estimated sources and uses of funds for the Transactions and assumes:

•                  an offering of 13,500,000 shares at an offering price of $14.00 per share;

•                  the tender of 100% of the 11 3/4% Notes at an assumed purchase price of approximately $197.5 million;

•                  the redemption of 40% of our outstanding 9 1/2% Notes and the payment of accrued interest and a redemption premium in connection therewith;

•                  the retirement of our existing senior credit facility;

•                  the establishment of a new senior credit facility;

•                  the payment to our current shareholders of a special cash dividend in the amount of $109.3 million subject to upward adjustment in the event that the underwriters exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, our current shareholders will receive an aggregate special cash dividend of $139.7 million; and

•                  the payment of related transaction fees and expenses.

                                                The selling shareholders will receive the net proceeds from the sale of common shares to be sold by them in this offering. We will not receive any proceeds from the sale of common shares by the selling shareholders.

                                                We do not intend to use proceeds from this offering to invest in the growth of our business or the development of new products.

                                                We cannot determine what the actual net proceeds from the sale of our common shares in the offering will be until the offering is completed. As a result, the actual results may differ.

Amount
(in millions)
Sources of Funds
Gross offering proceeds	$189.0
Borrowings under New Credit Facility	200.0
Existing excess cash	128.3
Total sources	$517.3

Amount
(in millions)
Uses of Funds
Payment of special cash dividend	$109.3
Redemption of 40% of 9 1/2% Notes(1)	110.0
Tender for 11 3/4% Notes(2)	160.0
Repayment of existing credit facility(3)	66.7
Accrued interest	11.7
Estimated fees and expenses of the offering and the Transactions(4)	59.6
Total Uses	$517.3

(1)          Interest on the 9 1/2% Notes is payable semi-annually in arrear on April 1 and October 1 of each year, and the notes mature on April 1, 2011. The proceeds of the offering of the 9 1/2% Notes were used, together with available cash, to effect a recapitalization of the Company. See “Description of Material Indebtedness—Existing 9 1/2% Notes.”

(2)          Interest on the 11 3/4% Notes is payable semi-annually in arrear on January 15 and July 15 of each year, and the notes mature on July 15, 2010. Assumes 100% of the outstanding 11 3/4% Notes will be tendered.

(3)          As of September 30, 2004, outstanding borrowings under the existing senior credit facility were $66.7 million. We expect that $66.7 million will be outstanding under the existing senior credit facility as of the closing date of the Transactions.

(4)          Includes estimated transaction fees and expenses of $16.4 million related to the sale of our common shares and $3.4 million related to the establishment of our new senior credit facility, an assumed tender premium for the 11 3/4% Notes of approximately $29.3 million, assuming 100% of the 11 3/4% Notes are tendered prior to the expiration date of December 20, 2004, and a redemption premium for the 9 1/2% Notes of $10.5 million. As of the consent date of November 24, 2004, Herbalife International received tenders from holders of approximately 99.1% of the outstanding 11 3/4% Notes.